Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ruffino S.r.l.:

We consent to the use of our report dated June 26, 2009, with respect to the consolidated balance sheet of Ruffino S.r.l. as of December 31, 2008 and the related consolidated statement of operations and consolidated statement of cash flows for the year then ended, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated June 26, 2009 includes an explanatory paragraph that states that accounting principles generally accepted in Italy vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

/s/ KPMG S.p.A.

Milan, Italy

July 1, 2009